UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

03017789

NO ACT
P.E 1-30-03
1-14543

April 1, 2003

James Andrus
Preston Gates & Ellis, LLP
925 Fourth Avenue, Suite 2900
Seattle, WA 98104-1158

Act 1934
Section
Rule 14A-8
Public Availability 4/1/2003

Re: Labor Ready, Inc.
Incoming letter dated January 30, 2003

Dear Mr. Andrus:

This is in response to your letter dated January 30, 2003 concerning the shareholder proposal submitted to Labor Ready by David A. Lang. We also have received a letter from the proponent dated February 21, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

PROCESSED
APR 03 2003
THOMSON
FINANCIAL

cc: David A. Lang
dba HFW Inc.
400 Kelby Street
Fort Lee, NJ 07024

CRGH

Preston|Gates|Ellis LLP

RECEIVED
2003 JAN 31 PM 4:45
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 30, 2003

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street., N.W.
Washington, D.C. 20549

Re: Labor Ready, Inc. Shareholder Proposal Submitted by David A. Lang

Ladies and Gentlemen:

On behalf of our client, Labor Ready, Inc., a Washington corporation (the "Company"), in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Act"), we hereby enclose six copies of (i) this letter and (ii) the proposal and statement in support thereof (collectively, the "Proposal") received by the Company , on December 23, 2002 from David A. Lang (the "Proponent") for inclusion in the proxy statement and form of proxy relating to the Company's 2003 annual meeting of shareholders (collectively, the "Proxy Materials"). This letter is intended to notify the Securities and Exchange Commission of the Company's belief that the Proposal may be properly omitted from its Proxy Materials and to set forth the Company's reasons for the intended omission.

The Company respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended if the Company omits the Proposal from its Proxy Materials. The Company would greatly appreciate the Staff's response to its request prior to April 1, 2003. The Company expects to file definitive copies of its Proxy Materials with the Commission on approximately April 25, 2003.

BACKGROUND AND PROPOSAL

The Company strives to meet the market's need for reliable, temporary labor. In addition to serving clients in this manner, the Company provides an opportunity for those seeking work, wages and experience in a variety of fields, the possibility of being hired full-time by the Company's clients, and flexible days and hours, among other benefits.

The nature of the Company's business has from time to time created tensions between the Company and certain labor organizations, including the Building & Construction Trades Division of the AFL-CIO (the "BCTD"). In the past, the BCTD has conducted a "corporate campaign" against the Company and its business practices. This campaign has involved a range of tactics, including public relations, demonstrations, legislative initiatives and litigation. Although the BCTD is not a nominal party to any pending litigation against the Company, the

925 FOURTH AVENUE, SUITE 2900 SEATTLE, WA 98104-1158 TEL: (206) 623-7580 FAX: (206) 623-7022 www.prestongates.com
Anchorage Coeur d'Alene Hong Kong Orange County Portland San Francisco Seattle Spokane Washington, DC

BCTD has publicly taken credit for and apparently guided and supported financially at least three pending lawsuits against the Company. One of the elements of the Proposal relates directly to the primary issues in the pending litigation.

The means by which a company responds to a union "corporate campaign" are as nuanced and complex as the campaign itself. An effective response strategy includes a range of tactics involving public relations, government relations and litigation strategy. Over the past two years the Company's management and board of directors have developed and implemented a strategy for dealing with the campaign in its various facets. Although there has been no formal resolution of the campaign, the Company has noted that it appears to have abated over the past few months. [1]

Approximately eight months ago, the Proponent approached Joseph P. Sambataro, Jr., the Company's CEO, and ultimately offered the Company a deal in which for a substantial fee the Proponent would help resolve the Company's disputes with the BCTD. To the best of the Company's knowledge, the Proponent does not have any affiliations with the BCTD. The Company declined the Proponent's offer of services. Thereafter, the Proponent provided to the Company by letter dated July 17, 2002 a "draft" proposal substantially similar to the Proposal ultimately submitted to the Company and at issue herein. As the Company continued to decline the Proponent's offer to help resolve disputes with the BCTD, the Proponent has submitted the Proposal for inclusion in the Proxy Materials.

The Proposal, in part, reads as follows:

"RESOLVED, that the shareholders of LRW urge the board to take the necessary steps to resolve disputes with the Building & Construction Trades Division of the AFL-CIO.

> The board should instruct management to disclose information shareholders need to assess the adequacy reporting of workers' compensation expense.
>
> The board should instruct management to initiate a corporate moratorium on providing labor to job-action work sites.
>
> The board should instruct management to adopt pay policies that generate full pay for workers."

The accompanying Statement by Shareholder in Support of the Proposal (the "Supporting Statement") outlines alleged "challenges" raised by the BCTD, as characterized by the Proponent, which the Company has assumed to be the basis for the "heated and expensive contest" referred to in the Proposal for purposes of this request for a no-action decision by the Staff.

---

[1] For example, the BCTD has not issued a hostile press release since May 20, 2002, and has removed the portion of its website previously dedicated to information about the campaign.

GROUNDS FOR EXCLUSION

The Company has concluded that the Proposal may be properly omitted from its Proxy Materials pursuant to (i) Rule 14a-8(i)(3) of the Act because it violates Rule 14a-9, and (ii) Rule 14a-8(i)(7) of the Act because it intrudes on the ordinary business operations of the Company. The specific reasons why the Company deems omission to be proper and the legal support for such conclusion are discussed below.

I. THE PROPOSAL MAY BE OMITTED PURSUANT TO RULE 14a-8(i)(3) BECAUSE THE PROPOSAL IS VAGUE, INDEFINITE, AND THUS MISLEADING IN VIOLATION OF RULE 14a OF THE ACT.

Rule 14a-8(3) states that a proposal may be excluded if the proposal or the supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. It has been well established that a proposal that is vague and indefinite is potentially misleading under Rule 14a-9 and, therefore, may be properly omitted from a company's proxy statement pursuant to Rule 14a-8(3). See Refac (March 27, 2002); Commonwealth Energy System (February 27, 1989).

The Staff has explained that a proposal is vague and indefinite "where the meaning and application of terms or the standards under the proposal may be subject to differing interpretations." CBRL Group, Inc. (September 6, 2001) (proposal seeking to have the company include a full and complete disclosure in its annual report "of all expenses relating to corporate monies being used for personal benefit of officers and directors" was excluded as vague and indefinite); H.J. Heinz Company (May 25, 2001) (proposal requesting that the company implement a human rights standards program was excluded on the grounds that it was vague and indefinite); Exxon Corporation (January 29, 1992); Bank of New England Corporation (February 5, 1990); Fuqua Industries, Incorporated (March 12, 1991); Wendy's International, Incorporated (February 6, 1990); and Hershey Foods Corporation (December 27, 1988).

In addition, a proposal is vague and indefinite where "neither the shareholders voting on the proposal, nor the Company implementing the proposal, if adopted, would be able to determine with any reasonable certainty exactly what actions would be taken under the proposal." See A.H. Belo Corporation (January 29, 1998); Gannett Co., Inc. (February 24, 1998) (proposal excludable because it was "unclear what action the Company would take if the proposal were adopted"); Corning Incorporated (February 18, 1997); Fuqua Industries Incorporated (March 12, 1991); Occidental Petroleum Corporation (February 11, 1991); Wendy's International, Incorporated (February 6, 1990); North Fork Bancorporation, Incorporated (March 25, 1992); NYNEX Corporation (January 24, 1990); and McDonnell Douglas Corp. (Mar. 10, 1989).

The Proponent's Proposal is impermissibly vague, indefinite, and thus misleading in violation of Rule 14a-9 of the Act. The Proposal urges the Company's Board to take the "necessary steps" to "resolve" the "disputes" with the BCTD. Each quoted term is vague and subject to multiple interpretations. Despite the three suggestions of what the Board "should" do, the Proposal begs the questions (1) what are the necessary steps, (2) exactly what dispute does the Proposal address, and (3) what does it mean to have resolved such disputes.

With respect to question (1), it is unclear what "necessary steps" the Company should take to resolve ongoing disputes with the BCTD. The Proponent may argue that the three suggestions regarding the disclosure of workers' compensation expenses, a moratorium on providing workers to job action work sites and pay policies are the steps to be taken. However, the three suggestions do not provide any guidance on the implementation of the Proposal. Rather, it is difficult to discern exactly what measures the Company would take if the Proposal were approved. It cannot be determined with any reasonable certainty exactly what actions would be taken to implement not only the resolution of disputes with the BCTD, but any of the three suggestions set forth as part of the Proposal. Moreover, it is unclear and entirely speculative whether the three suggestions are all necessary or even sufficient to achieve the stated purpose of resolving disputes with the BCTD.

With respect to question (2), it is unclear what "dispute" drives the Proposal. The BCTD has publicly taken issue, whether by legal channels or other means, with a number of the Company's business practices. In fact, the Proponent acknowledges that the Proposal "does not address all issues of dispute." The three challenges characterized by the Proponent in the Supporting Statement may (or may not) reflect the current contentions of the BCTD. As noted above, the Proponent is not affiliated with the BCTD, and therefore, is probably not privy to the current challenges of the BCTD, unless such challenges are publicly expressed. Furthermore, the nature of the disputes is always subject to change. Without a clear understanding of the specific disputes the Proposal aims to resolve, the shareholder would not be able to approve, and the Company would not be able to implement, the Proposal.

With respect to question (3), is it unclear what it means to "resolve" the dispute. The intended outcome of the Proposal, if implemented, is ambiguous at best. Reasonable minds will differ on what it means to have resolved the BCTD's issues with the Company. Moreover, the Proposal fails to state with any specificity how the approval and implementation of the Proposal would resolve disputes with the BCTD. Even if the Proposal was included in the Proxy Materials, approved by the shareholders and implemented by the Company, it is impossible to determine how the suggested steps set forth in the Proposal would resolve disputes with the BCTD. Because the very function of the BCTD is, among other things, to advocate for the benefit of full-time employees and union workers, and because the niche market in which the Company services a need in the marketplace involves the engagement of temporary workers, the BCTD and the Company will likely share differences on certain issues over a period of time. The Company should not be forced to adopt the BCTD's position on each such issue. Therefore, the Proposal to resolve disputes with the BCTD is effectively rendered meaningless, given that it is so open-ended and subject to vastly different interpretations and unlimited changes over time. Based on the foregoing, because the Proposal is impermissibly vague and indefinite, and therefore subject to multiple interpretations in a misleading manner in violation of Rule 14a-9 of the Act, it should be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(3).

II. THE PROPOSAL MAY BE OMITTED PURSUANT TO RULE 14a-8(i)(7) AS RELATING TO THE CONDUCT OF THE ORDINARY BUSINESS OPERATIONS OF THE COMPANY.

The Proposal may be omitted from the Proxy Materials pursuant to the provisions of Rule 14a-8(i)(7). Rule 14a-8(i)(7) provides that a company may omit a shareholder proposal from its proxy materials if the proposal deals with a matter relating to the company's ordinary business operations and does not involve a significant public policy issue. "The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See Release 34-40018 (May 28, 1998).

Two central considerations underlie the ordinary business exclusion. The first consideration is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight." See id. The Staff has explained that this first consideration recognizes that if a proposal transcends day-to-day matters and raises policy issues so significant that it would be appropriate for a shareholder vote, then such proposal may not be excludable. The second consideration relates to "the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." See id. The Staff has explained that the second consideration comes into play where, for example, the proposal seeks to impose specific methods for implementing complex policies. See id.

The Proposal runs afoul of the aforementioned policy considerations, with no significant social issue at stake. The resolution of disputes with the BCTD with the disclosure of workers' compensation expenses, termination of services to job action work sites and adoption of new pay policies does not rise to the level of a significant social policy which warrants the vote of the shareholders. Rather, only ordinary business operations of the Company within the purview of the management are at issue in the Proposal. Specifically, the Staff has explained that proposals involving or related to (i) litigation and litigation strategy, (ii) decision on the disclosure of information beyond that which is required under statutory or regulatory requirements, and (iii) employee compensation, are within the scope of the ordinary business exclusion under Rule 14a-8(i)(7). The Proposal implicates each management function, and therefore, may be properly excluded from the Proxy Materials pursuant to Rule 14a-8(i)(7).

A. Litigation and Litigation Strategy are Management Functions within the Ordinary Business Operation of the Company, and Therefore, Excludable Under Rule 14a-8(i)(7).

It is well established under Rule 14a-8(i)(7) that the management and resolution of litigation is an ordinary business operation within the purview of a company's management. Shareholder proposals relating to ongoing litigation are excludable under Rule 14a-8(i)(7).

Numerous no action letters show that the evaluation of legal issues and the formulation of litigation strategy and tactics are properly within the exclusive prerogative of management. See Microsoft Corporation (September 15, 2000) (proposal asking the registrant to sue the federal government on behalf of shareholders excludable as ordinary business operations (i.e., litigation strategy)); Exxon Mobil Corporation (March 21, 2000) (proposal requesting immediate payment of settlements associated with Exxon Valdez oil spill excludable because relates to litigation strategy and related decisions); Phillip Morris Companies Inc. and RJR Nabisco Companies Inc. (both February 22, 1999) (proposals to require Philip Morris and RJR Nabisco to stop using the terms "light" and "ultralight" until shareholders can be assured through independent research that light and ultralight brands reduce the risk of smoking-related diseases, excludable because it relates to the conduct of ordinary business operations (i.e., litigation strategy)); Crown Central Petroleum Corporation (March 10, 1998) (proposal requesting that the board of directors form a committee of independent directors to supervise currently pending litigation in which the proponent is a party excludable because it relates to the conduct of ordinary business operations (i.e., litigation strategy)); Phillip Morris Companies Inc. (February 4, 1997) (proposal requiring the company to voluntarily implement the FDA regulations to curb teen smoking was excludable because the proposal primarily affected the litigation strategy of the company in its then-pending challenge to the legality of the FDA regulations); and Exxon Corporation (December 20, 1995) (proposal that registrant forego any appellate or other rights that it might have in connection with litigation arising from the Exxon Valdez incident was excludable under (c)(7) because litigation strategy and related decisions are matters relating to the conduct of the registrant's ordinary business operations).

A review of the numerous no-action letters issued by the Staff demonstrates that a proposal is excludable under Rule 14a-8(i)(7) as ordinary business operations even if there is no direct litigation involving the proponent of the proposal or any particular plaintiff. Rather, so long as the proposal relates to or is the subject matter of litigation, it may be properly omitted from proxy materials. Exxon Mobil Corporation (March 21, 2000). Therefore, a proposal need not directly involve the conduct of a litigation matter, but may simply be the subject matter of litigation, for it to be properly excluded under Rule 14a-8(i)(7).

As noted above, there is no pending litigation directly involving the BCTD. There is, however, pending litigation on the subject matter of the Proposal's third suggestion regarding the Company's pay policies, and ample evidence that such litigation is or was actively supported by the BCTD as part of its "corporate campaign." Based upon the facts set forth above, it is clear that the Proposal deals directly with the subject matter of pending litigation, and the Proposal, if implemented, would inappropriately interfere with the Company's management of such litigation. Therefore, pursuant to Rule 14a-8(i)(7), the Proposal my properly be omitted from the Proxy Materials as it impermissibly intrudes upon the management of litigation and seeks to substitute the judgment of shareholders for that of the Company's management.

Even if there were no pending litigation, the Company believes that the Proposal should be excluded based upon the fact that it attempts to instruct the Company's management on how to handle and resolve a dispute, which is akin to litigation. Whether a formal complaint has been filed with a court of law or not, a company's management should be able to determine strategy on how to handle highly public disputes between the Company and another entity such as the

BCTD. The underlying policy rationales for excluding proposals related to litigation are just as applicable to proposals related to disputes in which a wider range of tactics (such as public relations and regulatory initiatives) are employed. The Proposal "seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment," and therefore, may be properly excluded from the Proxy Materials.

Based on each of the reasons set forth above, the Company respectfully requests the concurrence of the Staff that no enforcement action will be recommended if the Company omits the proposal from its Proxy Materials.

B. Employment Related Issues are Management Functions within the Ordinary Business Operation of the Company, and Therefore, Excludable Under Rule 14a-8(i)(7).

In the 1998 Amendments to Rules on Shareholder Proposals set forth in Release 34-40018, the Staff acknowledged that there is no bright-line test to determine when employment related shareholder proposals raising social issues fall within the scope of management functions. While the Staff explained that it takes a case-by-case approach in evaluating each shareholder proposal, it has consistently determined that employment policies and practices for the general workforce of a company, including employee relations and general compensation, are matters relating to the conduct of ordinary business operations of a company and as a result proposals relating thereto may be omitted from a company's proxy materials under Rule 14a-8(i)(7). See Release 34-40018 (May 28, 1998); Refac (March 27, 2002); Mobil Corporation (January 26, 1993) (policies with respect to downsizing activities); The TJX Companies, Inc. (March 24, 1998) (proposal to make all possible lawful efforts to implement or increase activity on certain employment policy principles); Wal-Mart Stores, Inc. (April 2, 2002) (proposal seeking specified changes involving employee discounts, company contributions to employee purchases of stock, hourly pay, the use of company gift cards, stock option grants and employee control of displaying of merchandise in stores excluded under Rule 14a-8(i)(7)); Price/Costco, Inc. (October 21, 1996) (proposal to adopt a policy to avoid hiring or retaining a director, officer or employee who has been adjudged or convicted of insider trading, or has entered into a consent decree with respect to alleged insider trading); General Electric Corporation (January 28, 1997) (proposal requiring company to dismiss employees responsible for new program); Exxon Corporation (January 15, 1997) (proposal to implement an anti-discriminatory employment policy with respect to sexual orientation); Niagara Mohawk Power Corporation (February 22, 1996) (proposal to abolish nepotism in company's employment practices); CBS Inc. (March 23, 1993) (proposal requiring certain job performance criteria for managers be eliminated and that the company's affirmative action programs be revised); Duke Power Company (March 4, 1992) (proposal to establish employee advisory council which would meet and discuss issues of concern related to board decisions and policies omitted under ordinary business exclusion (i.e., employee relations)); GTE Corporation (February 4, 1992) (to same effect).

The Proposal sets forth three suggestions that the Board should instruct the management of the Company to implement in order to resolve disputes with the BCTD: (i) disclose information shareholders need to know to assess the adequacy of the Company's reporting of workers' compensation expense (the "Disclosure Suggestion"), (ii) initiate a corporate moratorium on providing labor to job-action work sites ("Work Site Selection Suggestion"), and (iii) adopt pay policies that generate full pay for workers (the "Compensation Suggestion"). Each such suggestion may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(7), as they are categorically ordinary business operations within the purview of the Company's management.

1. Disclosure Decisions Are Management Functions within the Company's Ordinary Business Operations.

As noted above, a key policy consideration underlying Rule 14a-8(i)(7) is the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." (Release No. 34-40018, May 28, 1998). Stemming from such policy consideration, the Staff has taken the position that proposals requesting additional disclosure about a particular matter are excludable under the above mentioned rule, if the "subject matter" of the proposal relates to ordinary business operations. See Release No. 34-20091 (August 16, 1983); Johnson Controls, Inc. (October 26, 1999); CNF Transportation Inc. (January 26, 1998); Emerson Electric Co. (September 29, 1998); The Reader's Digest Association, Inc. (September 2, 1998); and Kohl's Corporation (March 23, 1998).

In Johnson Controls, Inc. (October 26, 1999), the Staff provided further guidance on this issue. The proposal in Johnson Controls sought additional disclosure, and the Staff accordingly concluded that there were sufficient grounds to exclude the proposal under Rule 14a-8(i)(7). The Staff in Johnson Controls announced, however, that it would no longer take a no-action position with respect to the omission of proposals "solely because they relate to the preparation and content of documents filed with or submitted to the Commission." Rather, the Staff would consider "whether the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business." The Staff reasoned that Johnson Controls had met this standard because the subject proposal "related to its ordinary business operations" (i.e., the presentation of financial statements in reports to shareholders).

Proposals relating to financial accounting and disclosure decisions and presentations are excludable under Rule 14a-8(i)(7) as involving the ordinary business operations of a company. See Refac (March 27, 2002); The Boeing Company, (March 6, 2000) (proposal requiring disclosure of the use of employee pension fund trust assets and/or surplus in all earnings statements to shareholders was excludable); General Electric Company (February 10, 2000) (proposal requiring discontinuance of accounting technique was properly excludable); Johnson Controls, Inc. (October 26, 1999); The Travelers Group, Inc. (March 13, 1998); LTV Corporation (November 25, 1998) (proposal requiring disclosure of certain information about the financial capacity of its auditors in the annual reports to shareholders was properly excludable); General Electric Company (January 28, 1997); American Stores Company (April 7, 1992); Pacific Gas & Electric Co. (December 13, 1989); General Motors Corp. (March 10, 1989); and Minnesota Mining and Manufacturing (March 23, 1988).

The Proponent's Proposal regarding the Disclosure Suggestion may be properly excluded from the Proxy Materials because it attempts to improperly "micro-manage" the Company. First, the Company complies with applicable laws regarding disclosure requirements. Once applicable regulatory requirements have been met, a determination of what additional information, if any, is to be included in the Company's disclosures, is within the discretion of the Board and management and is fundamentally a part of the ordinary business decisions made by the Company. See Refac (March 27, 2002); International Business Machines Corporation (January 19, 1999) (allowing omission of a proposal because it would, if implemented, specify additional disclosures in the company's proxy materials). Second, the Disclosure Suggestion instructs management to disclose additional information on a subject matter of ordinary business operations; that is, workers' compensation expenses. As such expenses are made a part of the financial accounting statements of the Company, it is clearly within the ordinary business operations of the Company. Third, the Disclosure Suggestion instructs management to disclose additional information beyond that which the Company has disclosed in the past without specifying what additional information is needed to satisfy the Proponent's requirements. Therefore, based on the foregoing, the Disclosure Suggestion may be properly excluded from the Proxy Materials of the Company, pursuant to Rule 14a-8(i)(7).

2. Selection of Work Sites Are Management Functions within the Company's Ordinary Business Operations.

The selection of work sites (whether a job-action site or not) and the timing of such selection are fully within the purview of the Company's management. The selection of work sites is a basic function of Company management. The Work Site Selection Suggestion improperly imposes on the ordinary business functions of management by attempting to dictate where and when the Company's work force will be used. Therefore, the Work Site Selection Suggestion may properly be omitted from the Proxy Materials.

3. Establishment of General Compensation and Pay Policies Are Management Functions within the Company's Ordinary Business Operations.

The Proposal deals with a matter relating to the Company's ordinary business operations - that is, the general compensation of its work force - and is therefore excludible pursuant to Rule 14a-8(i)(7). The Staff has consistently stated that the Rule 14a-8(i)(7) exclusion applies to proposals relating to general compensation issues as it relates to a company's general work force (excluding executive and director compensation). See Mattel (April 1, 2002) (permitting exclusion of proposal requesting adoption of a policy of paying its workers and requesting that its subcontractors pay their workers, an income substantially above today's wages); Lucent Technologies (Nov. 6, 2001) (permitting exclusion of proposal to decrease salaries of "all officers and directors"); Avondale Financial Corp. (Feb. 11, 1998) (permitting exclusion of proposal to place restrictions on payment of bonuses to employees of registrant).

The Proposal relates to the general compensation and pay policies of the Company's work force. Specifically, the Compensation Suggestions improperly imposes on the ordinary business functions of the management by attempting to dictate how general compensation should be paid by the Company. Such day-to-day operations are management functions, and therefore, the Proposal may be properly excluded from the Proxy Materials, pursuant to Rule 14a-8(i)(7).

As detailed above, it is the Company's opinion that all matters contained in the Proposal are within the Company's ordinary business operations. However, "even if the Staff concludes that part of the Proposal addresses items or matters that are not within the ordinary course of business such conclusion is not sufficient to require the Company to submit the Proposal to its shareholders and the entire Proposal should be omitted under Rule 14a-8(i)(7)." See Refac (March 27, 2002); E*Trade Group, Inc. (October 31, 2000); and Associated Estates Realty Corp. (March 23, 2000).

The Staff has expressly allowed the exclusion of a wide range of proposals where only a portion of the relief sought addressed ordinary business matters. See Refac (March 27, 2002). As properly relied upon in Refac and recently supported by the Staff therein, in the E*Trade Group, Inc. no action decision (October 31, 2000), the Staff allowed the omission of a proposal, which recommended a number of potential mechanisms for increasing shareholder value, under the ordinary business exclusion. Even though only two out of four of the mechanisms suggested by the proponent implicated ordinary business matters, the entire proposal was properly omitted. The Staff expressly noted that "although the proposal appears to address matters outside the scope of ordinary business, subparts "c." and "d." relate to E*TRADE's ordinary business operations. Accordingly, insofar as it has not been the Division's practice to permit revisions under rule 14a-8(i)(7), we will not recommend enforcement action to the Commission if E*TRADE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7)." See id.; see also and M&F Worldwide Corp. (March 29, 2000); Associated Estates Realty Corp. (Mar. 23, 2000); General Electric Company (February 10, 2000); Wal-Mart Stores, Inc. (March 15, 1999); The Warnaco Group, Inc. (March 21, 1999); Kmart Corporation (March 12, 1999); Z-Seven Fund, Inc. (November 3, 1999).

Even if the Staff questioned whether a portion of the Proposal raised a matter not within the scope of the Company's ordinary business, since other items specifically sought under the Proposal clearly relate to ordinary business matters, the entire Proposal should be excluded under Rule 14a-8(i)(7).

CONCLUSION

For each of the reasons set forth above, the Proposal should be omitted from the Proxy Materials. The Company seeks a determination by the Staff that it will not recommend enforcement action to the Commission should the Company omit the Proposal from its Proxy Materials.

Pursuant to Rule 14a-8(j)(1), the Company by copy of this letter is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

Should the Staff disagree with the Company's conclusions regarding the omission of the Proposal from the Proxy Materials, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of your response. Please contact James Andrus of Preston Gates & Ellis LLP at (206) 224-7329.

Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter and returning it in the enclosed, self-addressed stamped envelope. We appreciate your attention to this request.

Sincerely,

PRESTON GATES & ELLIS, LLP

By: ______________________
James Andrus

Enclosures

cc: David A. Lang

HEDGE FUND WARRIOR.COM

HFW INC. 400 KELBY STREET FORT LEE, NJ 07024

December 18, 2002

Joseph P. Sambataro, Jr.
President & Chief Executive Officer
Labor Ready, Inc.
1015 A Street
Tacoma, WA 98402

Dear Joe:

Pursuant to Rule 14-a8, I propose a resolution for adoption at the next Labor Ready shareholder meeting. The specific proposal is enclosed, together with a proponent statement. The word count is 494, within the 500-word limit.

The decision to challenge Labor Ready policies is based on my dissatisfaction as a shareholder. In my opinion, the BCTD dispute diminishes Company growth and profitability, consequently jeopardizing shareholder welfare. As noted in the statement, I think the views of BCTD have merits that Company policies should accommodate.

Please let me know if you identify any factual misstatements in the proposal, which I shall promptly amend.

Sincerely,

David A. Lang
President

Enc: 121502 LRW Shareholder Proposal 14-a8.doc

PHONE: 201-592-2334 • FAX: 201-947-0504
CHIEF@HEDGEFUNDWARRIOR.COM

November 15, 2002

Proposal

David A. Lang, a common stockholder and registered stockbroker, also d.b.a *HedgeFundWarrior.com* (software development), gives notice of intent to present the following proposal at the annual meeting.

RESOLVED, that the shareholders of LRW urge the board to take the necessary steps to resolve disputes with the Building & Construction Trades Division of the AFL-CIO.

The board should instruct management to disclose information shareholders need to assess the adequacy reporting of workers' compensation expense.

The board should instruct management to initiate a corporate moratorium on providing labor to job-action work sites.

The board should instruct management to adopt pay policies that generate full pay for workers.

Statement by Shareholder in Support of the Proposal

My name is David A. Lang, a long-term owner of 3,300 shares of Labor Ready Inc. I am also a registered stockbroker ready and able to do business in LRW shares.

The Company is engaged in a heated and expensive contest with the Building & Construction Trades Division of the AFL-CIO. The dispute between the Company and Big Labor has many aspects, including histories of corporate malfeasance. The dispute is unfortunate for shareholders, since it constrains growth and generates costs. Shareholders are likely to benefit from resolution.

BCTD challenges the adequacy of workman's compensation reserves. The current annual expense for incurred and known claims is 12% of direct cost, a percentage that has been increasing. The Company can address the issue by releasing additional data pertaining to worker safety and assuring the implementation of adequate safety improvement processes.

BCTD challenges Company policy regarding job site access. The Company had suspended providing labor to registered job-action sites, a policy which should be re-established. Crossing picket lines is unwise because it jeopardizes employee welfare and undermines constructive workplace relations.

BCTD challenges LRW's use of ATM machines to dispense daily pay. The charge to workers, about 3% of earned cash, has become a profit center for the Company. Labor considers this inappropriate since cash payment is a fundamental right & expectation of transient labor. In Labor's view, the charge is equivalent to a captive check-cashing service.

On the last point, I heartily concur with Labor; immediate cash is the day-worker's bargain. Moreover, charging workers to cash their paychecks is inefficient since it discourages a more comprehensive financial engagement with the worker. In my opinion, the Company should adopt a no-fee enrollment policy and the board should encourage management to pass-along or absorb the increased costs that may result.

The proposal does not address all issues of the dispute, but adoption signals that shareholders want their Company to adopt policies consistent with employee welfare and improved relations with organized labor. This is intended to promote corporate growth and valuation and, on this basis, I encourage this meeting to adopt this proposal.

There can be no assurance that Labor will respond constructively to any policy changes. I nonetheless believe that a good faith board-led effort is essential to a constructive resolution and that a mutually rewarding outcome is feasible.

As of November 15, 2002, David A. Lang owns 3,300 shares of LRW stock.
Wordcount, including headings: 498
File: 111502 LRW Shareholder Proposal 14-a8 DRAFT.doc

David A. Lang
dba HFW Inc.
400 Kelby Street
Fort Lee, NJ 07024
201-592-2334 chief@HedgeFundWarrior.com

February 21, 2003

VIA EXPRESS MAIL
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Subject: Reply to Labor Ready Inc. and Preston, Gates & Ellis Brief to omit Lang shareholder proposal

Madams and Sirs:

I welcome the Commission's review of Labor Ready's brief, prepared and submitted by Preston, Gates et al, to omit my shareholder Proposal from the forthcoming proxy materials.

As indicated by the attached copy of my letter to Labor Ready chief executive Joseph Sambataro, the brief inaccurately reports certain facts and mischaracterizes the purpose of my initiative. More basically, the legal brief compiled by Preston, Gates ignores the actual record management has compiled and the shareholder dissatisfaction that motivates my 14A-8 initiative.

My proposal identifies three areas where Labor Ready policies are deficient and urges the board to take necessary steps to resolve (perhaps mitigate would be a better chosen word) disputes with BCTD.... Preston, Gates attorneys argue (item I) that the proposal is "vague, indefinite, and thus misleading..." The issues contemplated by the proposal are, as the brief acknowledges, complicated, not easily reduced to a 500-word argument. The 14A-8 processes should not require a proposal to achieve the threshold of certainty and specificity implied by the Preston, Gates brief. The proposal is advisory in nature and relies on the judgment of the board of directors for implementation.

The brief (item II) argues that the proposal may be omitted as relating to ordinary conduct of business and that the issues addressed by my proposal do not rise to the level of significant public policy. By my (non-lawyer) standard, the issues of job site access and fair pay transcend day-to-day business and raise policy issues worthy of shareholder vote. I hope the Commission will sustain the right of shareholders such as myself to contest incumbent policies and propose alternatives.

The brief (IIA) specifically identifies litigation and litigation strategy as a topic exclusive to management. My proposal in no way discusses or guides legal functions. To be sure, I am concerned about behavior that state legal officials have alleged to be violations. But the child that kills the parents should not earn the protections of an orphan!

The brief acknowledges there is no pending litigation involving BCTD, yet reserves to management any delivered opinion about corporate policy issues on the premise of potential legal consequences. In today's litigious climate, this legal bias diminishes the usefulness of the 14A-8 processes.

Since the original circulation of my proposal, Labor Ready has published additional details pertaining to workers' compensation reserves. This information has in some measure reduced the need for expanded disclosure sought by my proposal. The difference of opinion with respect to jòb safety and fair pay policies remain and are, in deed, fundamental.

Management can plausibly argue (IIB, 1-3) that a willingness to compete for any labor assignment depends on economic terms of which they are the sole arbiters. My proposal in no way seeks to dictate such policies, again relying on board and executive judgment, except regarding corporate policies that, in my opinion, undermine employee/worker welfare and do not reinforce compliance with public statutes.

If the proposal is included in the Company proxy, a majority of shareholders may disagree or abstain, in which case I can modify or abandon the initiative according to commercial interests and statutory procedures. If, on the other hand, the proposal is omitted, the commercial speech contemplated by Rule 14A-8 procedures is prevented.

The exclusion of my proposal will have the effect of preventing a shareholder from encouraging corporate policies that are of fundamental social and commercial importance. My proposal is advisory in urging the board of directors to "take steps" within the wide scope of their responsibilities and therefore can be accorded a comparable latitude, even where management prerogatives are engaged.

About REFAC

The Preston, Gates brief frequently references REFAC (March 27, 2002) without specifically identifying me as the proponent of that failed proposal initiative. I am deeply amused to think my correspondence is worth legal reference (five citations!), particularly where the sole finding was that the Commission would not recommend enforcement against REFAC... based on the usual criteria.

At the time of that correspondence, I was satisfied with the exchange; *see HedgeFundWarrior.com*, since I think my arguments were accurate and commercially valuable in depicting an incumbent board and management acting malfeasantly. My opinions are further validated by the egregious and self-serving manner in which REFAC is now conducting its "restructuring". As I reported to the American Stock Exchange, the disclosure and dissemination failures of a proposed merger transaction are material and extensive.

The circumstances at Labor Ready Inc. are not at all comparable. The integrity and competence of management are not at issue. Instead, I think the strategy of the business is ill conceived (see attached investment analysis and *HedgeFundWarrior.com)*. My proposal identifies policies consistent, in my judgment, with real growth, without improperly constraining or diluting management authority. I urge the Commission to let shareholders, not incumbent management, decide the wisdom of my initiative.

I have written elsewhere of irritants large and small that hamstring commerce. Excessive managerial latitude is not only reflected in indulgence and waste (which is not evident at Labor Ready), but also in marginal performance standards that do not add value. At a time when incumbency and litigation jeopardize fair and efficient asset allocation throughout our markets, the 14A-8 process is a means to disseminate thought and stimulate efficiency. Please consider my initiative in this light.

Labor Ready is a small company with an appealing history and an important mission. As shareholder and proponent, I see the advantages of new thinking and invite the concurrence of other shareholders and the attention of management. Enabling the omission of my proposal, as requested by the Preston, Gates brief, will foreclose a useful public contest.

With appreciation and respect,

Sincerely,

D. A. Lang

David A. Lang

Cc Joseph P. Sambataro, Jr. Labor Ready Inc.
James Andrus, Preston Gates Ellis LLP

Encs 122101 Proposal 14-A8 DOC
013103 Sambataro letter
021303 LRW 1Q03 Analysis

Six copies

December 15, 2002

Proposal

David A. Lang, a common stockholder and registered stockbroker, also d.b.a *HedgeFundWarrior.com* (software development), gives notice of intent to present the following proposal at the annual meeting.

RESOLVED, that the shareholders of LRW urge the board to take actions to resolve disputes with the Building & Construction Trades Division of the AFL-CIO.

The board should instruct management to disclose information shareholders need to assess the adequacy of workers' compensation reporting.

The board should instruct management to initiate a corporate moratorium on providing labor to job-action work sites.

The board should instruct management to adopt pay policies that generate full pay for workers.

Statement by Shareholder in Support of the Proposal

My name is David A. Lang, a long-term owner of 3,300 shares of Labor Ready Inc. I am also a registered stockbroker ready and able to do business in LRW shares.

The Company is engaged in a heated and expensive contest with the Building & Construction Trades Division of the AFL-CIO. The dispute between the Company and Big Labor has many aspects, including histories of corporate malfeasance. The dispute is unfortunate for shareholders, since it constrains growth and generates costs. Shareholders are likely to benefit from resolution.

BCTD challenges the adequacy of workman's compensation reserves. The current annual expense for incurred and known claims is 12% of direct cost, a percentage that has been increasing. The Company can address the issue by releasing additional data pertaining to worker safety and assuring the implementation of adequate safety improvement processes.

BCTD challenges Company policy regarding job site access. The Company had suspended providing labor to registered job-action sites, a policy which should be re-established. Crossing picket lines is unwise because it jeopardizes employee welfare and undermines constructive workplace relations.

BCTD challenges LRW's use of ATM machines to dispense daily pay. The charge to workers, about 3% of earned cash, has become a profit center for the Company. Labor considers this inappropriate since cash payment is a fundamental right & expectation of transient labor. In Labor's view, the charge is equivalent to a captive check-cashing service.

On the last point, I heartily concur with Labor; immediate cash is the day-worker's bargain. Moreover, charging workers to cash their paychecks is inefficient since it discourages a more constructive engagement with the worker. In my opinion, the Company should adopt a no-fee enrollment policy and the board should encourage management to pass-along or absorb the increased costs that may result.

The proposal does not address all issues of the dispute, but adoption signals that shareholders want their Company to adopt policies consistent with employee welfare and improved relations with organized labor. This is intended to promote corporate growth and valuation and, on this basis, I encourage this meeting to adopt this proposal.

There can be no assurance that Labor will respond constructively to any policy changes. I nonetheless believe that a good faith board-led effort is essential to a constructive resolution and that a mutually rewarding outcome is feasible.

HEDGE FUND WARRIOR.COM

HFW INC. 400 KELBY STREET FORT LEE, NJ 07024

January 31, 2003

Joseph P. Sambataro, Jr.
President & Chief Executive Officer
Labor Ready, Inc.
1015 A Street
Tacoma, WA 98402

Dear Joe:

I have just received the Preston Ellis letter of January 30 arguing for no enforcement action pertaining to your intention to omit my proposal from the forthcoming Labor Ready proxy.

I will respond in due course to the Commission but I take immediate exception to the page 2 allegation that I "offered the Company a deal…for a substantial fee…to resolve the Company's disputes with BCTD". The assertion is wrong in every part, as shown by my contemporaneous and redacted notes of our meeting of September 3, 2002.

I request that you amend the submission to eliminate the quoted assertion, since it will otherwise jeopardize my business purpose and reputation.

Sincerely,

David A. Lang
President

P.S. I will agree to exchange correspondence including specified copies electronically as well as physically. If you agree, ask Andrus to send electronic version of SEC submission.

James Andrus
Preston Gates Ellis LLP
925 Fourth Avenue
Seattle, WA 98104

PHONE: 201-592-2334 • FAX: 201-947-0504
CHIEF@HEDGEFUNDWARRIOR.COM

HFW.View

HFW Inc. 400 Kelby Street @ Parker Plaza Fort Lee, New Jersey 07024

February 13, 2003

Labor Ready Inc. (NYSE:LRW)

Teleconference Review

Fort Lee, NJ --- CEO Sambataro, CFO Steve Cooper and newly designated COO Matt Rodgers reviewed recent and forecasted business results. They sharply reduced 2003 expectations, since margin improvements due to overhead reduction and tax credits are non-recurring and, despite the perennial signs for optimism, the recovery is not arrived.

I encourage buying an initial position in the stock at $6, in anticipation of increasing the position if the price declines further. I think the strategic value of the Company, as the leading nation-wide workers' comp provider exceeds the current equity capitalization of $250 million, although unimaginative leadership obscures this potential value.

I see the projected .30 earnings for 2003, at the low end of management forecast, translating into a 20X multiple on current earnings. The cash flow is a bit higher due to the favorable underwriting results, perhaps 15X operating cash flow.

Management made clear they understand that profit leverage comes from growth. They said a 5% revenue gain drives a 20% earnings increase. That said, it seems inconsistent that they reduce number of dispatch locations, by one, from the prior year, thereby allowing management to brag on a 4% "same-store" improvement.

The teleconference (Feb 5, 2003) reinforced my opinion that the Labor Ready's growth plans are inadequate. Management revealed a faux-growth strategy of expanding into the "third tier" markets with a 'lite' version of Labor Ready service. The plan is very modest since the incremental revenue potential for the identified target market can't exceed $60 million annually (125 lites x $600K). Assuming a five-year rollout and 100% location success, the "growth" strategy adds 2% per year to revenues.

Shareholder Campaign

In connection with the shareholder campaign I announced January 21, 2003, there has been no progress. Management refuses to include my proposal in the current year proxy. I continue to evaluate alternatives and encourage dialogue with shareholders.

Dave Lang
201-592-2334
chief@HedgeFundWarrior.com

David A. Lang is a registered stockbroker affiliated with Matrix Capital Group, Inc., a full service, NASD-reporting firm eligible to do business throughout the United States.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 1, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Labor Ready, Inc.
Incoming letter dated January 30, 2003

The proposal urges the board of directors to resolve disputes with the Building & Construction Trades Division of the AFL-CIO including: (1) disclosing certain information regarding workers' compensation expense; (2) initiating a corporate moratorium on providing labor to job-action work sites; and (3) adopting pay policies that generate full pay for workers.

There appears to be some basis for your view that Labor Ready may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., general compensation matters and employee relations). Accordingly, we will not recommend enforcement action to the Commission if Labor Ready omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Labor Ready relies.

Sincerely,

Gail A. Pierce
Attorney-Advisor